Exhibit 5.1

28 January 2026

V Capital Consulting Group Limited

B03-C-8 Menara 3A

KL Eco City, No. 3 Jalan Bangsar

59200 Kuala Lumpur

Dear Sir / Madam

Re: V Capital Consulting Group Limited (the “Company”)

We are lawyers qualified to practise in the British Virgin Islands and have acted as British Virgin Islands legal counsel to the Company. We have been asked to issue this legal opinion in connection with: (i) the Company’s registration statement on Form F-1, including all amendments or supplements thereto initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on 28 January 2026 (the “Registration Statement”) relating to the offering by the Company of the Company’s ordinary shares of no par value (the “Shares”); and (ii) the Company’s proposed listing on the NASDAQ Capital Market.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to our firm under the heading “Legal Matters” in the Prospectus. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission thereunder.

1.	SCOPE OF OPINION

This Opinion is given only on the laws of the British Virgin Islands in force at the date hereof and is based solely on matters of fact known to us at the date hereof. We have not investigated the laws or regulations of any jurisdiction other than the British Virgin Islands (collectively, “Foreign Laws”). We express no opinion as to matters of fact or, unless expressly stated otherwise, the veracity of any representations or warranties given in or in connection with any of the documents set out in Schedule 1.

2.	DOCUMENTS REVIEWED AND ENQUIRIES MADE

In giving this Opinion, we have undertaken the Searches and reviewed originals, copies, drafts, conformed copies, certified copies or notarised copies of the documents set out in Schedule 1.

3.	ASSUMPTIONS AND QUALIFICATIONS

This Opinion is given on the basis that the assumptions set out in Schedule 2 (which we have not independently investigated or verified) are true, complete and accurate in all respects. In addition, this Opinion is subject to the qualifications set out in Schedule 3.

4.	OPINIONS

Having regard to such legal considerations as we deem relevant, we are of the opinion that:

4.1	Due incorporation, existence and status

The Company has been duly incorporated as a BVI business company, limited by shares, under the BVI Business Companies Act 2004 (as amended) (the “Act”), is validly existing and was in good standing with the Registrar of Corporate Affairs in the British Virgin Islands at the date of the Certificate of Good Standing (the “Registrar”).

4.2	Power and authority

The Company has full power (including both capacity and authority) under its Memorandum and Articles to enter into, deliver and perform its obligations under the Documents.

4.3	No conflict

The execution and delivery of the Documents by the Company and the performance of its obligations thereunder do not contravene:

(a)	any law to which the Company is currently subject in the British Virgin Islands; or

(b)	any provision of the Memorandum and Articles.

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4.4	Shares

(a)	Based solely on the Memorandum and Articles, the Company is authorised to issue an unlimited number of Ordinary Shares, no par value per share.

(b)	The Shares, to be issued and sold by the Company have been duly authorised for issuance when: (a) the board of directors of the Company has taken all necessary corporate action to approve the issue thereof, the terms of the offering thereof and related matters; (b) the issue of such Shares have been recorded in the Company’s register of members; and (c) the subscription price of such Shares have been fully paid in cash or other consideration approved by the board of directors of the Company, the Shares will be duly authorised, validly issued, fully-paid and non-assessable, and free of any pre-emptive or similar rights. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

(c)	The Board Resolutions authorise and approve the issue of the Shares for the purposes of paragraph (b) above.

4.5	Official Consents

No authorisation, approval, consent, registration, licence or exemption is required from any court or governmental, regulatory, judicial or public body or authority in the British Virgin Islands Is required in connection with:

(a)	the execution and delivery by the Company of the Documents; and

(b)	the performance of the Company’s obligations under the Documents.

4.6	Choice of Law

The express choice of law of the jurisdiction specified in the Documents (the “Governing Law”) is a valid choice of law and will be recognised and upheld by the courts of the British Virgin Islands.

4.7	Submission to Jurisdiction

The submission to the jurisdiction of the courts contained in the Documents is a valid one and will be recognised by the courts of the British Virgin Islands.

4.8	Legal Validity

The execution and delivery of the Documents and the performance by the Company of its obligations thereunder have been authorised by the Company and, the Documents have been duly executed on behalf of the Company constitutes the legal, valid and binding obligations of the Company enforceable in accordance with its terms.

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5. RELIANCE

5.1	Except as specifically referred to in this Opinion we have not examined, and give no opinion on, any contracts, instruments or other documents (whether or not referred to in, or contemplated by, the Documents). We do not give any opinion on the commercial merits of any transaction contemplated or entered into under or pursuant to the Documents.

5.2	This Opinion (and any obligations arising out of or in connection with it) is given on the basis that it shall be governed by and construed in accordance with the laws of the British Virgin Islands. By relying on the opinions set out in this Opinion the addressee(s) hereby irrevocably agree(s) that the courts of the British Virgin Islands are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Opinion.

5.3	We assume no responsibility to advise any person entitled to rely on this Opinion, or to undertake any investigations, as to any change in British Virgin Islands law (or its application) or factual matters arising after the date of this Opinion, which might affect the opinions set out herein.

5.4	This opinion deals only with the specified legal issues expressly addressed herein, and you should not infer any opinion that is not explicitly stated herein from any matter addressed in this opinion.

5.5	This opinion is issued solely in connection with the Registration Statement and Prospectus and the offering of the Shares by the Company and is not to be relied upon in respect of any other matter.

Yours faithfully

/s/ Carey Olsen
Carey Olsen

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Schedule 1

Documents Reviewed and ENQUIRIES made

For the purpose of this Opinion, we have reviewed originals, copies, drafts or conformed copies of the following documents:

A.	CORPORATE DOCUMENTS

1.	The certificate of incorporation of the Company obtained by us pursuant to the Company Searches.

2.	The memorandum and articles of association of the Company (the “Memorandum and Articles”) obtained by us pursuant to the Company Searches.

3.	A certificate of good standing relating to the Company issued by the Registrar, dated 23 January 2026 (the “Certificate of Good Standing”).

4.	A registered agent’s certificate dated 23 January 2026 (the “Certificate”) issued by the Registered Agent.

5.	The board resolutions of the Company duly executed and dated 20 January 2026 (the “Board Resolutions”).

B.	SEARCHES AND ENQUIRIES

1.	The information revealed by our search of the Company’s public records on file and available for public inspection from the Registrar at the time of our search on 28 January 2026 (the “Company Searches”), including all relevant forms and charges (if any) created by the Company and filed with the Registrar pursuant to section 163 of the BVI Business Companies Act (the “Act”).

2.	The public information revealed by our search of the Company on the electronic records of the Civil Division and the Commercial Division of the Registry of the High Court and the Court of Appeal (Virgin Islands) Register, each from 1 January 2000, as maintained on the Judicial Enforcement Management System by the Registry of the High Court of the Virgin Islands, conducted on 28 January 2026 (the “High Court Search” and together with the Company Search, the “Searches”).

C.	DOCUMENTS

1.	A copy of the Registration Statement.

2.	A copy of an underwriting agreement to be entered into between the Company and D. Boral Capital LLC.

The documents listed in paragraph C of this Schedule are together, the “Documents”.

D.	SCOPE

The documents listed in this Schedule are the only documents and/or records we have examined and the only searches and enquiries we have carried out for the purposes of this Opinion.

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SCHEDULE 2

Assumptions

We have assumed:

1.	The full power (including both capacity and authority), legal right and good standing of each of the parties to the Documents (other than the Company under the laws of the British Virgin Islands) to execute, date, unconditionally deliver and perform their obligations under, and their due authorisation, execution, dating and unconditional delivery of, the Documents.

2.	Each Document constitutes legal, valid and binding obligations, enforceable in accordance with their terms, of each party to that Document under all laws other than, in the case of the Company, the laws of the British Virgin Islands.

3.	All authorisations, consents, filings, registrations or other requirements of governmental, judicial or public bodies and authorities required under any law (including the laws of the British Virgin Islands) for any party (other than under the laws of the British Virgin Islands, the Company) to execute, or deliver, or enforce any Document or perform any of its obligations under any Document have been obtained, remain valid and subsisting and have been complied with or validly waived.

4.	The choice of the Governing Law has been freely made in good faith (for example not made with any intention of avoiding provisions of the law with which the transactions under the Documents have the closest and most real connection) and would be regarded as a valid and binding selection, which will be upheld by the relevant courts as a matter of the Governing Law and all other laws (other than the laws of the British Virgin Islands) and there is no reason for avoiding that choice of Governing Law on grounds of public policy or otherwise. Where the governing law has not been expressly stated, the governing law of such Document will be the Governing Law.

5.	None of the transactions contemplated by the Documents, no property received and no payment made or to be made thereunder represents or will represent proceeds of criminal conduct under the British Virgin Islands Proceeds of Criminal Conduct Law, 1997.

6.	None of the parties to the Documents is acting, or will act in a matter inconsistent with United Nations or United Kingdom sanctions as implemented under the laws of the British Virgin Islands or extended to the British Virgin Islands by the Orders of His Majesty in Council.

7.	All necessary consents have been given, actions taken (other than those required pursuant to the laws of the British Virgin Islands) and conditions met or validly waived pursuant to the Documents.

8.	All public records of the Company, which we examined when carrying out the Searches, are accurate and the information disclosed by the Searches is true and complete (and such information has not since then been altered).

9.	The Searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date and time we carried out the Searches.

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10.	Each of the parties has entered into the Documents in good faith for bona fide commercial reasons and on arm’s length terms.

11.	Each Director considers the transactions contemplated by the Documents to be of commercial benefit to the Company and has acted bona fide in the best interests of the Company, and for a proper purpose of the Company in relation to the transactions contemplated by the Documents.

12.	No Director has an interest in the transactions contemplated by the Documents other than as disclosed in the Resolutions, or if any other interest does exist:

(a)	the material facts of the interest are known by the Members and such transactions have been unanimously approved or ratified; or

(b)	the Company received fair value for the transaction(s).

13.	The conformity to the original documents of all copy documents supplied to us (whether in hard or soft copy format).

14.	The authenticity, accuracy and completeness of all documents supplied to us, whether as originals or copies and of all factual representations expressed in or implied by the documents we have examined.

15.	The genuineness of all signatures, stamps, initials, seals, dates and markings on documents submitted to us. The signatures, initials and seals on the Documents are genuine and are those of a person or persons given power to execute the Documents pursuant to the Resolutions.

16.	Where we have been provided with a document in executed form or with only the signature page of an executed document, that such executed document does not differ from the latest draft version of the document provided to us and, where a document has been reviewed by us in draft or specimen form, it will be or has been executed in the form of that draft or specimen.

17.	No Document has been amended, modified, supplemented, revoked, rescinded or terminated since the time of its execution.

18.	There is no document or other information or matter that has not been provided or disclosed to us, which could affect the accuracy of this Opinion.

19.	The translation into English of any document supplied to us is complete and accurate.

20.	The Company has entered into, or will enter into, the Documents as principal for its own account and not as agent or fiduciary.

21.	No foreign legislation qualifies or affects this Opinion.

22.	Words and phrases used in any documents that we have reviewed that are not governed by British Virgin Islands law have the same meanings and effect as they would have if those documents were governed by British Virgin Islands law.

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23.	The Memorandum and Articles remain in full force and effect and are unamended since the date of our Company Search.

24.	The minute book and corporate records of the Company, maintained at its registered office in the British Virgin Islands and on which the Certificate was prepared, are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the members and directors (or any committee thereof) (duly convened in accordance with the Memorandum and Articles) and all resolutions passed at the meetings, or passed by written consent as the case may be.

25.	The Certificate is and remains accurate in all respects and the information disclosed by the Certificate is true and complete (and such information has not been altered since the date thereof).

26.	The Resolutions remain in full force and effect and have not been amended, modified, supplemented, revoked, rescinded or terminated in any way, and any minutes are a true and correct record of the proceedings of the relevant meeting, which was duly convened and held and at which a quorum was present throughout in the manner prescribed in the Memorandum and Articles.

27.	The Resolutions have been duly executed and the signatures and initials thereon are those of a person or persons in whose name the Resolutions have been expressed to be signed.

28.	The power and authority of the Company and the Directors have not been restricted in any way other than as set out in the Memorandum and Articles or the Documents.

29.	There is no contractual or other obligation, prohibition or restriction (other than arising by operation of the laws of the British Virgin Islands or as set out in the Memorandum and Articles) which may limit the Company’s ability to enter into or perform its obligations under the Documents.

30.	There is nothing in the corporate records or minute book of the Company (which we have not inspected) which would affect this Opinion.

31.	Prior to, at the time of, and immediately following execution of the Documents:

(a)	the Company was able to pay its debts as they fell due;

(b)	the Company’s assets exceeded its liabilities;

(c)	the Company had not failed to comply with the requirements of a statutory demand that had not been set aside under section 157 of the Insolvency Act 2003 (as amended);

(d)	the Company was not otherwise “Insolvent” under the Insolvency Act 2003 (as amended); and

(e)	the Company entered into the Documents for proper value and not with an intention to defraud or hinder its creditors, or by way of fraudulent preference.

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32.	In connection with the Company’s entry into and performance of its obligations contained in the Documents, each of its authorised representatives has acted in accordance with his fiduciary and other duties to the Company under all relevant laws (including any relevant Foreign Laws) and the Memorandum and Articles (including in relation to any obligation to disclose a conflict of interest in connection therewith).

33.	Save as has been specifically disclosed to us by our Searches:

(a)	the Company is not the subject of legal, arbitral, administrative or other proceedings in any jurisdiction; and

(b)	no steps have been taken to wind up, liquidate, strike-off or otherwise dissolve the Company and no receiver or other similar person has been appointed in respect of the Company’s affairs.

34.	As a matter of all relevant laws (other than the laws of the British Virgin Islands) none of the Documents constitute a security interest.

35.	The obligations of the Company under the Documents have not been deferred or subordinated by operation of law (other than the laws of the British Virgin Islands) or by contract.

36.	Neither the Company nor any of its subsidiaries (if any):

(a)	own any interest in any land situated in the British Virgin Islands; and/or

(b)	is a sovereign entity of any state and none of them is a subsidiary, direct or indirect, of any sovereign entity or state.

37.	The Documents do not result in the sale, transfer, lease, exchange or other disposition, (other than a mortgage, charge or other encumbrance or the enforcement thereof) of more than 50 per cent in value of the assets of the Company.

38.	Where any of the documents provided to us are unexecuted, incomplete and/or undated, they will be duly executed, completed and/or dated (as the case may be) and delivered by all the parties in materially the same form as that provided to us and they will not be altered in any material way which affects this Opinion.

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SCHEDULE 3

qualifications

1.	The obligations under the Documents will not necessarily be legal, valid, binding or enforceable in all circumstances and this Opinion is not to be taken to imply that each obligation would necessarily be capable of enforcement or be enforced in all circumstances in accordance with its terms. In particular, but without limitation:

(a)	the binding effect, validity and enforceability of obligations may be limited by laws relating to bankruptcy, insolvency, moratorium, liquidation, dissolution, re-organisation and other laws of general application relating to, or affecting the rights of, creditors;

(b)	enforcement may be limited by general principles of equity (for example, equitable remedies such as specific performance or the issuing of an injunction are available only at the discretion of the court and may not be available where damages are considered to be an adequate alternative and we therefore express no opinion on whether such remedies will be granted if sought);

(c)	claims may be or become barred under the laws relating to the prescription and limitation of actions or may become subject to the general doctrine of estoppel or waiver in relation to representations, acts or omissions of any relevant party or may become subject to defences of set-off or counterclaim;

(d)	where obligations are to be performed in a jurisdiction outside the British Virgin Islands, they may not be enforceable in the British Virgin Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	the courts of the British Virgin Islands have jurisdiction to give judgment in the currency of the relevant obligation;

(f)	obligations to make payments that may be regarded as penalties will not be enforceable;

(g)	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power;

(h)	there exists doubt as to enforceability of any provision whereby the Company covenants not to exercise powers specifically given to its Members by the Act;

(i)	the enforcement of contractual obligations may be limited by the provisions of British Virgin Islands law applicable to agreements or contracts held to have been frustrated by events happening after the relevant agreement or contract was entered into;

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(j)	the enforcement of obligations may be invalidated or vitiated by reason of fraud, duress, undue influence, mistake, illegality or misrepresentation;

(k)	the courts of the British Virgin Islands may:

(i)	refuse to enforce a provision that amounts to an indemnity in respect of the costs of enforcement or of unsuccessful proceedings brought in the British Virgin Islands where such courts have already made an order to that effect;

(ii)	decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Documents in matters where they determine that such proceedings may be tried in a more appropriate forum; and/or

(iii)	find that a hybrid dispute resolution clause, though generally recognised under British Virgin Islands law, is unenforceable on the grounds, amongst others, that it confers concurrent jurisdiction on an arbitral tribunal and the courts of the British Virgin Islands;

(l)	provisions that purport to require parties to reach agreement in the future may be unenforceable for lack of certainty;

(m)	an agreement made by a person in the course of carrying on unauthorised financial services business is unenforceable against the other party to the agreement under section 50F of the Financial Services Commission Act, 2001;

(n)	where the courts of the British Virgin Islands determine that a contractual term may be interpreted in more than one manner the courts may employ the one that is deemed to be most consistent with business and common sense;

(o)	it is possible that a judgment (in the British Virgin Islands or elsewhere) relating to a particular agreement or instrument would be held to supersede the terms of such agreement or instrument with the effect that, notwithstanding any express term to the contrary in such agreement or instrument, such terms would cease to be binding; and

(p)	there is a presumption that the courts of the British Virgin Islands will give effect to an exclusive jurisdiction clause in an agreement and upon application, may stay proceedings brought in the British Virgin Islands or grant an anti-suit injunction against a party that commences proceedings elsewhere where such proceedings are in breach of the exclusive jurisdiction clause, unless a party can satisfy the courts of the British Virgin Islands that it would be just and equitable to depart from that presumption (for example, not to do so would deprive one party of access to justice).

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2.	To maintain the Company in good standing under the laws of the British Virgin Islands, the Company must inter alia pay annual filing fees to the Registrar, comply with its economic substance requirements and obligations under the Virgin Islands Economic Substance (Companies and Limited Partnerships) Act, 2018 and file a copy of its register of directors, register of members and register of beneficial owners with the Registrar.

3.	We make no comment on references to any Foreign Laws or to any representations or warranties made in any agreement or document.

4.	We express no view as to the commercial terms of the Documents or whether such terms represent the intentions of the parties and make no comment with regard to the representations that may be made by the Company.

5.	We offer no opinion as to whether the acceptance of, or the execution or performance of, the Company’s obligations under the Documents will or may result in the breach or infringement of any other deed, contract or document entered into by, or binding upon, the Company (other than the Memorandum and Articles).

6.	The obligations of the Company may be subject to restrictions pursuant to United Nations or other applicable international sanctions as implemented under the laws of the British Virgin Islands.

7.	A provision that a calculation, determination, opinion, exercise of power or certificate will be conclusive and binding may not be effective or enforceable if such calculation, determination, opinion, exercise of power or certificate is given unreasonably, arbitrarily or without good faith or which is fraudulent or manifestly inaccurate and will not necessarily prevent judicial enquiry into the merits of any claim.

8.	The question of whether or not any provision of an agreement or document which is illegal, invalid, unenforceable or void may be severed from the other provisions thereof would be determined by the courts of the British Virgin Islands in its discretion.

9.	We make no comment on references to any Foreign Laws or to any representations or warranties made in any agreement or document.

10.	The effectiveness of terms releasing or exculpating any party from, or limiting or excluding, a liability (or duty otherwise owed) may be limited by law, and confidentiality obligations may be overridden by the requirements of legal or regulatory process or applicable law.

11.	Failure to exercise a right, or any delay in such exercise, may operate as a waiver of that right notwithstanding a provision to the contrary.

12.	We express no opinion on any provision in any agreement or document requiring written amendments and waivers thereof insofar as it suggests that all or other modifications, amendments or waivers could not be effectively agreed upon or granted by or between the parties. It is likely that the provisions of an agreement or document governed by British Virgin Islands law may be waived or amended orally or by conduct notwithstanding any such provision.

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13.	Written agreements are only effective from the date on which they are signed notwithstanding that they may contain an earlier stated effective or “as of” date.

14.	A provision of an agreement that purports to impose obligations on a person who is not party to such agreement (other than a person acting pursuant to powers contained in a deed poll) will not be enforceable against such person.

15.	We offer no opinion as to the existence or value of, or any party’s interest in, any property or assets.

16.	It is a requirement that notice of appointment of a receiver made under section 118 of the Insolvency Act 2003 (as amended) be registered with the Registrar. However, it should be noted that there is no mechanism to file with the Registrar notice of an appointment of a receiver made under Foreign Law.

17.	The exemption provided to the Company pursuant to section 242(3) of the Act from the payment of stamp duty does not apply to an instrument relating to the transfer to or by such Company of an interest in land situated in the British Virgin Islands or transactions in respect of the shares, debt obligations or other securities of a land owning company. For this purpose, the Company is a “land owning company” if it, or any of its subsidiaries, has an interest in any land in the British Virgin Islands.

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